Exhibit 12.1

Goodman Networks Incorporated

Computation of Historical Ratios of Earnings to Fixed Charges (a)

(In Thousands, Except Ratio Data)

	Year Ended			Nine Months Ended
	December 31, 2009	December 31, 2010	December 31, 2011	September 30, 2012
Earnings
Income before income tax expense	5,433	(18,484)	31,494	(19,692)
Fixed charges	2,683	6,569	22,231	25,501

Adjusted Earnings	8,116	(11,915)	53,725	5,809
Fixed Charges
Interest expense	1,583	5,319	17,803	22,225
Amortization of debt discount and deferred financing costs	315	399	2,745	1,461
Interest component of rental expense	785	851	1,683	1,815

Total Fixed charges	2,683	6,569	22,231	25,501
Ratio of earnings to fixed charges	3.02	— (b)	2.42	— (d)
Interest component of rental expense (estimated 33%)	33%	33%	33%	33%

(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings represents income before income tax expense plus fixed charges. Fixed charges include interest expense, amortized discounts related to indebtedness, amortization of deferred debt issuance costs, and the portion of rental expense that management believes is representative of the appropriate interest component of rent expense.
(b)	For the year ended December 31, 2010, earnings were insufficient to cover fixed charges by $18.5 million.
(c)	For the nine months ended September 30, 2011, earnings were insufficient to cover fixed charges by $7.5 million.
(d)	For the nine months ended September 30, 2012, earnings were insufficient to cover fixed charges by $19.7 million.